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                     HOUSLEY KANTARIAN & BRONSTEIN, P.C.
                                  Suite 700
                           1220 19th Street, N.W.
                           Washington, D.C.  20036

                           Telephone (202) 822-9611
                           Telecopier (202) 822-0140




                                April 8, 1996




Board of Directors
Westwood Homestead Savings Bank
3002 Harrison Avenue
Cincinnati, Ohio 45211-5789

     Re: Certain Federal Income Tax Consequences Relating to Proposed Holding Company Conversion
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Gentlemen:

     In accordance with your request, set forth hereinbelow is the opinion of this firm relating to certain federal income tax consequences of the proposed conversion of The Westwood Homestead Savings Bank (the "Bank") from an Ohio-chartered mutual savings bank to an Ohio-chartered stock savings bank ("Stock Bank") (the "Conversion") and the concurrent acquisition of 100% of the outstanding capital stock of the Stock Bank by Westwood Homestead Financial Corporation (the "Holding Company"), an Indiana corporation formed at the direction of the Board of Directors of the Bank to become the parent holding company of the Stock Bank.

     For purposes of this opinion, we have examined such documents and questions of law as we have considered necessary or appropriate, including but not limited to the Plan of Conversion as adopted by the Bank's Board of Directors on January 11, 1996 and thereafter amended on March 11, 1996 (the "Plan"); the constitution, articles of incorporation and bylaws of the Bank; the certificate of incorporation and bylaws of the Holding Company; the Affidavit of Representations dated March 26, 1996 provided to us by the Bank (the "Affidavit"), and the Prospectus (the "Prospectus") included in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission ("SEC") on March 12, 1996 (the "Registration Statement"). In such examination, we have assumed, and have not independently verified, the genuineness of all signatures on original documents where due execution and delivery are requirements to the effectiveness thereof. Terms used but not defined herein, whether capitalized or not, shall have the same meaning as defined in the Plan.

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                                  BACKGROUND

     Based solely upon our review of such documents, and upon such information as the Bank has provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we set forth hereinbelow a general summary of the relevant facts and proposed transaction, qualified in its entirety by reference to the documents cited above.

     The Bank is an Ohio-chartered mutual savings bank which is in the process of converting to an Ohio-chartered stock savings bank. The Bank was formed in 1883 under the name of The Westwood Homestead Co. In 1993, the Bank converted from an Ohio-chartered mutual savings and loan association to an Ohio-chartered mutual savings bank and adopted its present name. As an Ohio-chartered mutual savings bank, the Bank is subject to comprehensive examination, supervision and regulation by the Superintendent of the Division of Financial Institutions of the Ohio Department of Commerce (the "Superintendent") and the Federal Deposit Insurance Corporation ("FDIC").
The deposits of the Bank are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. In addition, the Bank is a member of the Federal Home Loan Bank ("FHLB") of Cincinnati, which is one of the 12 district banks comprising the FHLB System. The Bank operates through a single office located in Cincinnati, Ohio.

     The Bank is principally engaged in the business of accepting deposits from the general public through a variety of deposit programs and investing these funds by originating loans secured by one- to four-family residential properties located in its market area, and, to a lesser extent, construction loans and consumer loans. The Bank derives its income principally from interest earned on loans and, to a lesser extent, investment securities. The Bank's principal expenses are interest expense on deposits and non-interest expenses such as salary and employee benefits, deposit insurance premiums, and other expenses such as occupancy and data processing. Funds for these activities are provided primarily by deposits, repayments of outstanding loans, maturing investments and operating revenues. At December 31, 1995, the Bank had total assets of $96.6 million, deposits of $81.7 million, net loans receivable of $74.9 million and retained income of $14.2 million.

     As a mutual savings bank chartered under Ohio law, the Bank has no authorized capital stock.(1) Instead, the Bank, in mutual form, has a unique equity structure. A depositor of the Bank is entitled to payment of interest on his account balance as declared and paid by the Bank, but has no right to a distribution of any earnings of the Bank except for interest paid on such depositor's respective deposit account. Rather, such earnings become retained earnings of the Bank.(2) However, a depositor does have a right to share PRO RATA, with respect to the withdrawal


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(1) Ohio Rev. Code Ann. Section 1161.11(A) (Baldwin 1994).

(2) A depositor in an Ohio-chartered mutual savings bank "shall be a voting member and joint owner of the savings bank upon the terms and conditions provided by the articles of incorporation, constitution and bylaws of the savings bank." (Ohio Rev. Code Ann. Section 1161.11(B) (Baldwin 1994)). The Bank's constitution provides that "[a]ny depositor of this

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value of such depositor's respective deposit account, in any liquidation proceeds distributed if the Bank is ever liquidated as well as any remaining assets of the Bank as if such deposit accounts were shares or stock.(3)

     Further, savings depositors are members of the Bank and thereby have voting rights in the Bank.(4) Under the Bank's constitution, each savings depositor that has held a deposit for at least 30 days prior to a meeting of members is entitled to cast one vote for each $500 held in a withdrawable deposit account of the Bank, with a proportionate fractional vote for any lesser amount.(5) All of the interests held by a savings depositor in the Bank cease when such depositor closes his accounts with the Bank.(6)

     The Holding Company was incorporated in March 1996 under the laws of the State of Indiana to act as the savings and loan holding company of the Stock Bank upon consummation of the Conversion. Prior to consummation of the Conversion, the Holding Company has not been engaged in, and is not expected to engage in, any material operations. After the Conversion, the Holding Company's principal business will be the business of the Stock Bank. The Holding Company has an authorized capital structure of 15,000,000 shares of common stock (the "Common Stock") and 1,000,000 shares of serial preferred stock.


                             PROPOSED TRANSACTION

     The Bank's Board of Directors has determined that the Conversion will be beneficial to the communities within its primary market area and persons residing within those communities. The Conversion will provide those persons with an opportunity to be an equity owner of the Bank through ownership in the Holding Company. The Bank believes that by combining quality service and products with a local ownership base its customers and community members who


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institution shall be entitled to all benefits and privileges and subject to all liabilities and duties as may be prescribed by the constitution and bylaws of this Savings Bank and the laws of the State of Ohio." (Constitution, Art. IV, Sec. 1). The Bank's bylaws provide that "[a]ll savings accounts shall be entitled to receiving earnings monthly" (Bylaws, Section 18(B)) but that any remaining earnings for the year "may be carried as undivided profits to be used as other profits in such way as the board of directors under the law may direct." (Bylaws, Section 18(A)).

(3) Ohio Rev. Code Ann. Section 1161.11(E).

(4) Ohio Rev. Code Ann. Section 1161.11(B) (1994) ("A depositor of the
[mutual] savings bank shall be a voting member. . . .).

(5) Constitution, Art. IV, Sec. 2.

(6) Under Ohio law, "[a] depositor of the [mutual] savings bank shall be a voting member. . . ." (Ohio Rev. Code Ann. Section 1161.11(B) (1994)).  The
Bank's constitution similarly provides that a depositor shall be a member (Constitution, Art. IV, Sec. 1) and extends voting right only to members. (Constitution, Art. IV, Sec. 2).

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become stockholders will be more inclined to do business with the Bank.  This is consistent with the Bank's objective of being a locally owned financial institution servicing local needs. The Board of Directors also believes that equity ownership will enable local stockholders to participate in the Bank's success and profitability through possible capital appreciation and dividends.

     In addition, the Board of Directors of the Bank has decided that in order to attract new capital to the Bank to increase its net worth, to support future savings growth, to increase the amount of funds available for other lending and investment, to provide greater resources for the expansion of customer services and to facilitate future expansion, it would be advantageous for the Bank to undertake the Conversion.

     Further, the Board of Directors of the Bank has determined that in order to enhance flexibility of operations, diversification of business opportunities and financial capability for business and regulatory purposes, and to enable the Stock Bank to more effectively compete with other financial service organizations, it would be advantageous to have the stock of the Stock Bank held by a parent holding company. The Board of Directors has also determined that the Conversion would enhance the future access of the Holding Company and the Stock Bank to the capital markets.

     Accordingly, pursuant to the Plan, the Bank will be converted from an Ohio-chartered mutual savings bank to an Ohio-chartered stock savings bank. As part of the Conversion, the Bank will amend its Ohio mutual articles of incorporation and constitution to read in the form of Ohio stock articles of incorporation and constitution. The Stock Bank will then issue to the Holding Company 100,000 shares of the Stock Bank's common stock, representing all of the shares of capital stock to be issued by the Stock Bank in the Conversion, and the Holding Company will make payment to the Stock Bank of an amount equal to at least 50% of the aggregate net proceeds realized by the Holding Company from the sale of its Common Stock sold pursuant to the Plan, or such other portion of the aggregate net proceeds as may be authorized or required by the FDIC or the Superintendent.

     Also pursuant to the Plan, the Holding Company will offer its shares of Common Stock for sale in a Subscription Offering and a concurrent Community Offering. Shares of Common Stock remaining, if any, may then be offered to the general public in an underwritten public offering or otherwise. The purchase price per share and total number of shares of Common Stock to be offered and sold pursuant to the Plan will be determined by the Boards of Directors of the Bank and the Holding Company on the basis of the estimated PRO FORMA market value of the Stock Bank as a subsidiary of the Holding Company, which will in turn be determined by an independent appraiser. The aggregate purchase price for all shares of the Common Stock will be equal to such estimated pro forma market value. Pursuant to the Plan, all such shares of Common Stock will be issued and sold at a uniform price per share. The conversion of the Bank from mutual to stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company (i.e., the Conversion) will be deemed effective concurrently with the closing of the sale of the Common Stock.

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     Under the Plan and in accordance with regulations of the FDIC, the shares of Common Stock will first be offered through the Subscription Offering pursuant to non-transferable subscription rights on the basis of preference categories in the following order of priority:

     (1)  Eligible Account Holders;

     (2)  Tax-Qualified Employee Stock Benefit Plans (i.e., the ESOP);

     (3)  Supplemental Eligible Account Holders; and

     (4)  Other Members.

However, any shares of Common Stock sold in excess of the high end of the Valuation Range may be first sold to Tax-Qualified Employee Stock Benefit Plans set forth in category (2) above.

     Any shares of Common Stock not subscribed for in the Subscription Offering will be offered in the Community Offering in the following order of priority:

     (a) Natural persons and trusts of natural persons who are permanent Residents of the Local Community; and

     (b)  The general public.

     Shares not sold in the Subscription or Community Offerings may thereafter be offered at the discretion of the Holding Company in a Syndicated Community Offering to certain members of the general public as part of a community offering on a best efforts basis by a selling group of broker-dealers. The sale of such shares in the Subscription Offering, Community Offering, and Syndicated Community Offering, if any, would be consummated at the same time.

     The Plan also provides for the establishment of a Liquidation Account by the Stock Bank for the benefit of all Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the net worth of the Bank as of the date of the latest statement of financial condition contained in the final prospectus issued in connection with the Conversion. The establishment of the Liquidation Account will not operate to restrict the use or application of any of the net worth accounts of the Stock Bank, except that the Stock Bank may not declare or pay cash dividends on or repurchase any of its stock if the result thereof would be to reduce its net worth below the amount required to maintain the Liquidation Account. All such account holders will have an inchoate interest in a proportionate amount of the Liquidation Account with respect to each savings account held and will be paid by the Stock Bank in event of liquidation prior to any liquidating distribution being made with respect to capital stock.

     Following the Conversion, voting rights in the Stock Bank will rest exclusively with the sole holder of stock in the Stock Bank, which will be the Holding Company. Voting rights in the Holding Company will rest exclusively in the holders of the Common Stock. The Conversion will not interrupt the business of the Bank. The Stock Bank will, after the Conversion, engage in the same business as that of the Bank immediately prior to the Conversion, and will continue

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to be subject to regulation and supervision by the Superintendent and the
FDIC. Further, the deposits of the Stock Bank will continue to be insured by the SAIF. Each depositor will retain a withdrawable savings account or accounts equal in dollar amount to, and on the same terms and conditions as, the withdrawable account or accounts at the time of Conversion except to the extent funds on deposit are used to pay for Common Stock purchased in connection with the Conversion. All loans of the Bank will remain unchanged and retain their same characteristics in the Stock Bank immediately following the Conversion.

     The Plan is subject to the prior written notice of non-objection of the FDIC and the approval of the Superintendent and must be adopted by the affirmative vote of at least three-fifths of the total outstanding votes of the Members of the Bank.

     Immediately prior to the Conversion, the Bank will have a positive net worth determined in accordance with generally accepted accounting principles.


                                   OPINION

     Based on the foregoing and in reliance thereon, and subject to the conditions stated herein, it is our opinion that the following federal income tax consequences will result from the proposed transaction.

     1.   The Conversion will constitute a reorganization within the meaning of
          Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the "Code"), and no gain or loss will be recognized to either the Bank or to the Stock Bank as a result of the Conversion (SEE Rev. Rul. 80-105, 1980-1 C.B. 78).

     2. The assets of the Bank will have the same basis in the hands of the Stock Bank as in the hands of the Bank immediately prior to the Conversion (Section 362(b) of the Code).

     3. The holding period of the assets of the Bank to be received by the Stock Bank will include the period during which the assets were held by the Bank prior to the Conversion (Section 1223(2) of the Code).

     4. No gain or loss will be recognized by the Stock Bank upon its receipt of money from the Holding Company in exchange for shares of common stock of Stock Bank (Section 1032(a) of the Code). The Holding Company will be transferring solely cash to the Stock Bank in exchange for all the outstanding capital stock of the Stock Bank and therefore will not recognize any gain or loss upon such transfer. (Section 351(a) of the Code; SEE Rev. Rul. 69-357, 1969-1 C.B. 101).

     5. No gain or loss will be recognized by the Holding Company upon its receipt of money in exchange for shares of the Common Stock (Section 1032(a) of the Code).

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     6.   No gain or loss will be recognized by the Eligible Account Holders,
          Supplemental Eligible Account Holders or Other Members of the Bank upon the issuance to them of deposit accounts in the Stock Bank in the same dollar amount and on the same terms and conditions in exchange for their deposit accounts in the Bank held immediately prior to the Conversion. (Section 1001(a) of the Code; Treas. Reg. Section 1.1001-1(a)).

     7. The tax basis of the savings accounts of the Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members in the Stock Bank received as part of the Conversion will equal the tax basis of such account holders' corresponding deposit accounts in the Bank. surrendered in exchange therefor (Section 1012 of the Code).

     8. Each depositor of the Bank will recognize gain upon the receipt of his or her respective interest in the Liquidation Account established by the Stock Bank pursuant to the Plan and the receipt of his or her subscription rights deemed to have been received for federal income tax purposes, but only to the extent of the excess of the combined fair market value of a depositor's interest in such Liquidation Account and subscription rights over the depositor's basis in the former interests in the Bank other than deposit accounts. Persons who subscribe in the Conversion but who are not depositors of the Bank will recognize gain upon the receipt of subscription rights deemed to have been received for federal income tax purposes, but only to the extent of the excess of the fair market value of such subscription rights over such person's former interests in the Bank, if any. Any such gain realized in the Conversion would be subject to immediate recognition.

     9. The basis of each account holder's interest in the Liquidation Account received in the Conversion will be equal to the value, if any, of that interest.

     10. No gain or loss will be recognized upon the exercise of a subscription right in the Conversion. (Rev. Rul. 56-572, 1956-2 C.B.182).

     11. The basis of the shares of Common Stock acquired in the Conversion will be equal to the purchase price of such shares, increased, in the case of such shares acquired pursuant to the exercise of subscription rights, by the fair market value, if any, of the subscription rights exercised (Section 1012 of the Code).

     12. The holding period of the Common Stock acquired in the Conversion pursuant to the exercise of subscription rights will commence on the date on which the subscription rights are exercised (Section 1223(6) of the Code). The holding period of the Common Stock acquired in the Community Offering will commence on the date following the date on which such stock is purchased (Rev. Rul. 70-598, 1970-2 C.B. 168; Rev. Rul. 66-97, 1966-1 C.B. 190).

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                               SCOPE OF OPINION

     Our opinion is limited to the federal income tax matters described above and does not address any other federal income tax considerations or any federal, state, local, foreign, or other tax considerations. If any of the information upon which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof, our opinion could be affected thereby. Moreover, our opinion is based on the case law, Code, Treasury Regulations thereunder and Internal Revenue Service rulings as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after such change, our opinion would not be different. We undertake no responsibility to update or supplement our opinion subsequent to consummation of the Conversion. Prior to that time, we undertake to update or supplement our opinion in the event of a material change in the federal income tax consequences set forth above and to file such revised opinion as an exhibit to the Registration Statement and the Bank's Application to Convert to Stock Form ("Ohio Application") as filed with the Superintendent. This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.


                                   CONSENTS

     We hereby consent to the filing of this opinion with the SEC and the Superintendent as exhibits to the Registration Statement and Ohio Application, respectively, and the references to our firm in the Prospectus, which is a part of both the Registration Statement and Ohio Application, under the headings "The Conversion -- Effect of Conversion to Stock Form on Depositors and Borrowers of the Bank -- Tax Effects" and "Legal and Tax Matters."

                                        HOUSLEY KANTARIAN & BRONSTEIN, P.C.


                                        By: /s/ Gary R. Bronstein
                                            ------------------------------------
                                                Gary R. Bronstein